Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six months ended
June 30, 2010
(Millions)
Earnings:
Income from continuing operations before income taxes	$85
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(26)

Income from continuing operations before income taxes and equity earnings	59

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	336
Rental expense representative of interest factor	7

Total fixed charges	343

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	24

Less:
Capitalized interest	(30)

Total earnings as adjusted	$396

Fixed charges	$343

Ratio of earnings to fixed charges	1.15

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision for income taxes in our Consolidated Statement of Operations.